SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934
(Amendment No. 3)
________________________

TS&W / CLAYMORE TAX-ADVANTAGED BALANCED FUND
(Name of Subject Company)
________________________

Western Investment LLC
Western Investment Hedged Partners L.P.
Western Investment Total Return Partners L.P.
Western Investment Activism Partners LLC and
Western Investment Total Return Fund Ltd.
(Names of Filing Persons—Offeror)
____________________________________

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
______________________
87280R108
(CUSIP Number of Class of Securities)
________________________

ARTHUR D. LIPSON
WESTERN INVESTMENT LLC
7050 S. Union Park Center, Suite 590
Midvale, Utah 84047
(801) 568-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
STEVEN WOLOSKY, ESQ.
ADAM W. FINERMAN, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**
$11,122,700	$1,291.36

* Estimated for purposes of calculating the filing fee only. This amount was determined by multiplying 1,000,000 shares of common stock of TS&W / Claymore Tax-Advantaged Balanced Fund, which represents the estimated maximum number of shares of common stock of TYW to be acquired in the tender offer, by a price per share of $11.1227, which represents 94.5% of the net asset value per share on April 1, 2011.

**  The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.

☒        Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,033.07

Form or Registration No.:	SC TO-T

Filing Party:	Western Investment LLC
Western Investment Hedged Partners L.P.
Western Investment Total Return Partners L.P.
Western Investment Activism Partners LLC and
Western Investment Total Return Fund Ltd.

DATE FILED:	April 4, 2011

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☒

SCHEDULE TO

This Amendment No. 3 to the Schedule TO (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 4, 2011 (the “Schedule TO”), by Western Investment LLC, a Delaware limited liability company, Western Investment Hedged Partners L.P., a Delaware limited partnership, Western Investment Total Return Partners L.P., a Delaware limited partnership, Western Investment Activism Partners LLC, a Delaware limited liability company, Western Investment Total Return Fund Ltd., a Cayman Islands corporation (collectively, the “Western Funds,” “we,” “our,” or “us”), and Arthur D. Lipson, as amended by that certain Amendment No. 1, dated April 14, 2011, and that certain Amendment No. 2, dated April 27, 2011.  The Schedule TO relates to our initial offer to purchase up to 800,000 of the outstanding shares of common stock, $0.01 par value (the “Shares”), of TS&W / Claymore Tax-Advantaged Balanced Fund, at a price per Share (the “Purchase Price”), net to the seller in cash (subject to applicable withholding taxes and any brokerage fees that may apply), without interest thereon, equal to 94.5% of the net asset value (“NAV”) per Share determined as of the close of the regular trading session of the New York Stock Exchange on the Expiration Date (the “Pricing Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 4, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with any supplements or amendments, collectively constitute the “Offer”).  The Schedule TO was amended by that certain Amendment No. 1 to increase the maximum number of Shares being offered for purchase from 800,000 to 1,000,000 Shares.

All information in the Offer to Purchase, the Letter of Transmittal and other exhibits to the Schedule TO is hereby expressly incorporated in this Amendment No. 3 by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.  All capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to them in the Schedule TO.  Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule TO.  This Amendment No. 3 should be read together with the Schedule TO and all amendments and exhibits thereto.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“The Offer expired at Midnight (one minute after 11:59 p.m.), New York City time, on April 29, 2011.  All of the conditions to the Offer have been satisfied.  Accordingly, on April 29, 2011, the Western Funds accepted for payment, in accordance with the terms of the Offer, all Shares that were validly tendered and not withdrawn prior to the expiration of the Offer.   Payment for such Shares will be made as promptly as practicable, in accordance with the terms of the Offer.  The Depository Trust Company has advised the Western Funds that, as of the expiration of the Offer, a total of approximately 148,133 Shares were validly tendered and not withdrawn, representing approximately 1% of the Shares outstanding.  Upon completion of the Offer, the Western Funds will hold an aggregate of approximately 1,098,172 Shares, or approximately 7.1% of the total Shares outstanding.

On May 2, 2011, the Western Funds issued a press release announcing the expiration of the Offer.  The full text of the press release issued by the Western Funds is set forth as Exhibit (a)(1)(I) hereto and is incorporated by reference herein.”

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(1)(I)	Press Release issued by Western Investment LLC and affiliates, dated May 2, 2011, announcing the expiration of the Offer.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2011	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

By:	Western Investment LLC
Managing Member

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN FUND LTD.

By:	Western Investment LLC
Investment Manager

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated April 4, 2011.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(F)	Press Release issued by Western Investment LLC and affiliates, dated April 4, 2011, announcing the commencement of the Offer.*
(a)(1)(G)	Press Release issued by Western Investment LLC and affiliates, dated April 14, 2011, announcing an increase in the size of the Offer.*
(a)(1)(H)	Press Release issued by Western Investment LLC, dated April 27, 2011.*
(a)(1)(I)	Press Release issued by Western Investment LLC and affiliates, dated May 2, 2011, announcing the expiration of the Offer.**

*      Previously filed.
**      Filed herewith.